

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 27, 2011

<u>Via U S Mail and FAX [(770)813-6599]</u>

Mr. Martin Richenhagen
Chairman of the Board, President and Chief Executive Officer
AGCO Corporation
4205 River Green Parkway
Duluth, Georgia 30096

**Re: AGCO Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed on February 25, 2011
File No. 001-12930**

Dear Mr. Richenhagen:

We have reviewed your filings and have the following comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Liquidity and Capital Resources, page 30

1. We refer to your disclosure on page 71 that you have $2.6 billion of undistributed
    earnings that are indefinitely reinvested outside the U.S. If significant to an
    understanding of your liquidity, please clarify the amount of cash and cash equivalents
    held outside of the U.S. Additionally, to the extent material, please describe any
    significant amounts that may not be available for general corporate use related to the cash
    and investments held by foreign subsidiaries where you consider earnings to be
    indefinitely invested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV
    of SEC Release 33-8350.

Financial Statements

Note 5. Investment in Affiliates, page 69

2. Please tell us your consideration of the requirements of Rule 3-09 of Regulation S-X as it
    relates to your investments accounted for under the equity method.

Note 8. Employee Benefit Plans, page 83

3. In future filings please disclose how you determined the fair value of "alternative
    investments" and "miscellaneous funds" included in level 3 pension assets.

Note 11. Contingencies, page 97

4. We note your disclosures on page 97 that you are a party to various other legal claims
    and actions and that you believe that none of these claims or actions, either individually
    or in the aggregate, is material to your business or financial condition. Please revise
    future filings to explain the possible effect on your financial statements as a whole,
    including your consolidated statement of operations, rather than just on your financial
    condition. Refer to the guidance in 450-20-50 of the FASB Accounting Standards
    Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian R. Cascio
Accounting Branch Chief